WAL★MART
México

FILE N°
82-4609

RECEIVED
2007 SEP 17 A 11:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 11, 2007

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Dear Mr. Dudek:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A.B. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- Press release reports August 2007 sales.
- Report on share repurchase for August 2007.

07026524

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

Sincerely,

Jorge Muñoz Lopez
Accounting Director

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

WAL-MART DE MEXICO REPORTS AUGUST 2007 SALES

FREE TRANSLATION, NOT TO THE LETTER

FILE N° 82-4609

Mexico City, September 7, 2007

Wal-Mart de Mexico, S.A.B. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of August 2007, sales were **$17,535 million pesos**. This figure represents a **12.0%** increase over sales reported the same month last year, and a **7.7%** real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year registered an increase of **5.1%** in nominal terms and **1.0%** growth in real terms compared to the same month of 2006.

Real Sales Growth	August		January – August	
	2007	2006	2007	2006
Total Units (%)	**7.7**	16.0	**10.0**	15.3
Comparable Units (%)	**1.0**	4.6	**2.3**	5.2

Considering the **four-week period** from **August 4 to August 31, 2007** that compares with the four-week period ending September 1, 2006, as well as the **thirty five-week period** from **December 30, 2006 to August 31, 2007** and that compares with the thirty five-week period that ended September 1, 2006, sales growth was as follows:

Real Sales Growth	4 weeks		35 weeks	
	2007	2006	2007	2006
Total Units (%)	**7.2**	16.3	**10.3**	15.6
Comparable Units (%)	**0.5**	4.9	**2.6**	5.5

Comment on monthly sales:

Costumer count in comparable stores registered a 3.3% increase during the month of August, while average ticket decreased 2.3% in real terms compared to the same month of 2006.
Comparable store sales for our self-service formats, maintain a stronger growth dynamic than the average for the Company.

Openings during the month of August:

- **Eight Bodegas Aurrera:** in the cities of Monterrey, Nuevo Leon; Teziutlan, Puebla; Izucar de Matamoros, Puebla; San Miguel el Alto, Jalisco; Santiago Ixcuintla, Acaponeta, Nayarit, Allende, Coahuila; and Melchor Muzquiz, Coahuila.
- **Two Supercenters:** in the cities of Merida, Yucatan; and Ciudad Madero, Tamaulipas.
- **Two Suburbias:** in the cities of Acapulco, Guerrero; and Cordoba, Veracruz.
- **One restaurant:** in the city of Salamanca, Guanajuato.

EMPRESA SOCIALMENTE RESPONSABLE
INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com
WALMEX
CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com
Fundación WAL*MART México

Additionally, during September we have opened:
- **One Bodega Aurrera:** in the city of Huixtla, Chiapas.
- **One Sam's Club:** in Mexico City.
- **One Superama:** in the city of Queretaro, Queretaro.
- **Four restaurants:** three in Mexico City; and one in Puebla, Puebla.

Corporate Social Responsibility:

During August, Wal-Mart de Mexico gave 5 thousand emergency food packages and staples goods through the Red Cross and the United Nations Development Program, to support the communities affected by "Hurricane Dean" in the states of Campeche, Yucatan and Quintana Roo. Also, with the support of the Red Cross, Wal-Mart de Mexico Foundation sent 1,400 additional emergency food packages to the state of Hidalgo and 500 to DIF, the Mexico's Federal Institute for families' assistance.

Repurchase of Shares:

During the year we have invested **$4,691** million pesos, equivalent to **$425** million dollars in the repurchase of **109,475,000** Company shares.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates **955** units, broken down as follows:

289	Bodegas Aurrera
79	Sam's Clubs
124	Wal-Mart Supercenters
63	Superamas
71	Suburbias
329	Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM WMMVY US	WalmexV.Mx WMMVY.Pk	WMMVY

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

EMPRESA SOCIALMENTE RESPONSABLE
INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com
WALMEX
CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com
Fundación WAL*MART México

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 01, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	88,355,000	8,523,985,186
01/08/2007	03247	BUY	980,000	39.503101	38,713,039	ACCIV	STOCK		89,335,000	8,523,005,186
								As of current report	89,335,000	8,523,005,186

Shareholders' equity amount	0
Capital stock amount	38,713,039

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,647,300,306	4,608,587,267

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: AUGUST 02, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	89,335,000	8,523,005,186
02/08/2007	03248	BUY	970,000	39.983631	38,784,122	GBM	STOCK		90,305,000	8,522,035,186
								As of current report	90,305,000	8,522,035,186

Shareholders' equity amount	0
Capital stock amount	38,784,122

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,608,587,267	4,569,803,145

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 03, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	90,305,000	8,522,035,186
03/08/2007	03249	BUY	860,000	40.176724	34,551,983	ACCIV	STOCK		91,165,000	8,521,175,186
								As of current report	91,165,000	8,521,175,186

Shareholders' equity amount	0
Capital stock amount	34,551,983

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,569,803,145	4,535,251,162

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 07, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	91,165,000	8,521,175,186
07/08/2007	03250	BUY	960,000	39.796800	38,204,928	UBS	STOCK		92,125,000	8,520,215,186
								As of current report	92,125,000	8,520,215,186

Shareholders' equity amount	0
Capital stock amount	38,204,928

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,535,251,162	4,497,046,234

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 08, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	92,125,000	8,520,215,186
08/08/2007	03251	BUY	800,000	40.296864	32,237,491	ACCIV	STOCK		92,925,000	8,519,415,186
								As of current report	92,925,000	8,519,415,186

Shareholders' equity amount	0
Capital stock amount	32,237,491

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,497,046,234	4,464,808,743

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: AUGUST 10, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	92,925,000	8,519,415,186
10/08/2007	03252	BUY	800,000	38.468948	30,775,158	ACCIV	STOCK		93,725,000	8,518,615,186
								As of current report	93,725,000	8,518,615,186

Shareholders' equity amount	0
Capital stock amount	30,775,158

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,464,808,743	4,434,033,584

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 14, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	93,725,000	8,518,615,186
14/08/2007	03253	BUY	890,000	37.593696	33,458,389	ACCIV	STOCK		94,615,000	8,517,725,186
								As of current report	94,615,000	8,517,725,186

Shareholders' equity amount	0
Capital stock amount	33,458,389

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,434,033,584	4,400,575,195

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 15, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	94,615,000	8,517,725,186
15/08/2007	03254	BUY	980,000	36.551313	35,820,287	ACCIV	STOCK		95,595,000	8,516,745,186
								As of current report	95,595,000	8,516,745,186

Shareholders' equity amount	0
Capital stock amount	35,820,287

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,400,575,195	4,364,754,908

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 16, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	95,595,000	8,516,745,186
16/08/2007	03255	BUY	1,000,000	33.961600	33,961,600	UBS	STOCK		96,595,000	8,515,745,186
								As of current report	96,595,000	8,515,745,186

Shareholders' equity amount	0
Capital stock amount	33,961,600

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,364,754,908	4,330,793,308

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: AUGUST 17, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	96,595,000	8,515,745,186
17/08/2007	03256	BUY	1,000,000	35.052904	35,052,904	ACCIV	STOCK		97,595,000	8,514,745,186
								As of current report	97,595,000	8,514,745,186

Shareholders' equity amount	0
Capital stock amount	35,052,904

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,330,793,308	4,295,740,404

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: AUGUST 21, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	97,595,000	8,514,745,186
21/08/2007	03257	BUY	1,000,000	35.442672	35,442,672	ACCIV	STOCK		98,595,000	8,513,745,186
								As of current report	98,595,000	8,513,745,186

Shareholders' equity amount	0
Capital stock amount	35,442,672

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,295,740,404	4,260,297,732

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 22, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	98,595,000	8,513,745,186
22/08/2007	03258	BUY	820,000	36.057873	29,567,456	ACCIV	STOCK		99,415,000	8,512,925,186
								As of current report	99,415,000	8,512,925,186

Shareholders' equity amount	0
Capital stock amount	29,567,456

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,260,297,732	4,230,730,276

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 23, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	99,415,000	8,512,925,186
23/08/2007	03259	BUY	910,000	36.466237	33,184,276	ACCIV	STOCK		100,325,000	8,512,015,186
								As of current report	100,325,000	8,512,015,186

Shareholders' equity amount	0
Capital stock amount	33,184,276

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,230,730,276	4,197,546,001

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 24, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	100,325,000	8,512,015,186
24/08/2007	03260	BUY	900,000	37.597722	33,837,950	ACCIV	STOCK		101,225,000	8,511,115,186
								As of current report	101,225,000	8,511,115,186

Shareholders' equity amount	0
Capital stock amount	33,837,950

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,197,546,001	4,163,708,051

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 28, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	101,225,000	8,511,115,186
28/08/2007	03261	BUY	800,000	38.082469	30,465,975	ACCIV	STOCK		102,025,000	8,510,315,186
								As of current report	102,025,000	8,510,315,186

Shareholders' equity amount	0
Capital stock amount	30,465,975

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,163,708,051	4,133,242,076

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 29, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	102,025,000	8,510,315,186
29/08/2007	03262	BUY	900,000	37.765049	33,988,544	ACCIV	STOCK		102,925,000	8,509,415,186
								As of current report	102,925,000	8,509,415,186

Shareholders' equity amount	0
Capital stock amount	33,988,544

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,133,242,076	4,099,253,531

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 30, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	102,925,000	8,509,415,186
30/08/2007	03263	BUY	800,000	38.223933	30,579,146	ACCIV	STOCK		103,725,000	8,508,615,186
								As of current report	103,725,000	8,508,615,186

Shareholders' equity amount	0
Capital stock amount	30,579,146

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,099,253,531	4,068,674,385

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 31, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	103,725,000	8,508,615,186
31/08/2007	03264	BUY	800,000	38.989123	31,191,298	ACCIV	STOCK		104,525,000	8,507,815,186
								As of current report	104,525,000	8,507,815,186

Shareholders' equity amount	0
Capital stock amount	31,191,298

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,068,674,385	4,037,483,087

Issuer's Comments

END